Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122533

THE MONEY TREE INC.
SUBORDINATED DEMAND NOTES
SUPPLEMENT NO. 4 DATED AUGUST 8, 2006
TO THE PROSPECTUS DATED JANUARY 26, 2006

This document supplements, and should be read in conjunction with, the prospectus of The Money Tree Inc. dated January 26, 2006 relating to the Subordinated Demand Notes and Supplement No. 3 dated May 15, 2006. The purpose of this supplement is as follows:

•	To update the status of the offerings of debentures and demand notes;

•	To provide our consolidated unaudited financial statements for the three and nine months ended June 25, 2006;

•	To update the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the financial information included in our consolidated unaudited financial statements; and

•	To update various other sections of the prospectus for the financial information included in our consolidated unaudited financial statements.

Status of Our Public Offerings

We commenced our public offering of $35 million of Subordinated Demand Notes and $75 million in Series A Variable Rate Subordinated Debentures in December 2005. As of July 25, 2006, we had raised $9,720,179 in gross offering proceeds from the sale of Demand Notes and $11,550,118 in gross offering proceeds from the sale of Debentures in these public offerings.

Selected Consolidated Financial Data

The following information should be read in conjunction with and supplemented to the Selected Consolidated Financial Data section on pages 16 and 17 of the prospectus.

The selected consolidated balance sheet data, as of June 25, 2006, and the selected consolidated income statement data, for the three months and nine months ended June 25, 2006 and 2005, have been derived from our unaudited consolidated financial statements and related notes included in this supplement. The selected consolidated balance sheet data, as of June 25, 2005, have been derived from our unaudited consolidated financial statements that are not included in the prospectus or this supplement.

The unaudited financial statements include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, that management considers necessary for a fair statement of the results for those aforementioned periods. The historical results are not necessarily indicative of results to be expected in any future period, and the results for the three and nine months ended June 25, 2006 should not be considered indicative of results expected for the full fiscal year.

Selected consolidated income statement data:	For the three Months Ended June 25, 2006	For the three Months Ended June 25, 2005	For the nine Months Ended June 25, 2006	For the nine Months Ended June 25, 2005
Interest income	$4,697	$5,120	$14,988	$14,066
Interest expense	(1,910)	(1,600)	(5,424)	(4,687)
Net interest income before provision for credit losses	2,787	3,520	9,564	9,379
Provision for credit losses	(708)	(667)	(3,330)	(1,515)
Net interest income after provision for credit losses	2,079	2,853	6,234	7,864
Insurance commissions	2,767	2,772	8,564	7,501
Commissions from motor club memberships(1)	504	430	1,480	1,253
Income tax service income(2)	-	4	83	162
Other income	546	545	1,699	1,885
Net revenues before retail sales	5,896	6,604	18,060	18,665
Retail sales	4,024	3,559	14,042	11,202
Cost of sales	(2,659)	(2,219)	(9,117)	(6,906)
Gross margin on retail sales	1,365	1,340	4,925	4,296
Net revenues	7,261	7,944	22,985	22,961
Operating expenses	(7,155)	(7,379)	(22,363)	(22,051)
Net operating income (loss)	106	565	622	910
Loss on sale of property & equipment	(14)	10	(29)	35
Income (loss) before income tax expense	92	575	593	945
Income tax expense	(45)	(201)	(261)	(284)
Net income (loss)	47	374	331	$661
Ratio of earnings to fixed charges(3)	1.04	1.31	1.10	1.18

Selected consolidated balance sheet data:	As of June 25, 2006	As of September 25, 2005	As of June 25, 2005
Cash and cash equivalents	$10,451	$9,619	$8,613
Finance receivables(4)	82,804	79,773	74,964
Allowance for credit losses	(2,763)	(2,632)	(2,261)
Finance receivables, net	80,041	77,141	72,703
Other receivables	1,007	1,099	2,428
Inventory	2,413	2,402	3,151
Property and equipment, net	4,747	4,850	4,993
Total assets	103,405	99,747	96,330
Senior debt	626	1,186	1,306
Senior subordinated debt	750	1,000	--
Subordinated debt, related parties	440	800	800
Debentures	77,217	68,905	66,880
Demand notes	8,682	12,867	12,398
Shareholders’ equity (deficit)	$1,435	$1,103	768
__________________
(1)	Received from Interstate Motor Club, Inc., an affiliated entity.
(2)	Received from Cash Check Inc. of Ga., an affiliated entity.
(3)
The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For purposes of this ratio, “earnings” is determined by adding pre-tax income to “fixed charges,” which consists of interest on all indebtedness and an interest factor attributable to rent expense.

(4)	Net of unearned insurance commissions, unearned finance charges and unearned discounts.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with and supplemented to the Management’s Discussion and Analysis of Financial Condition and Results of Operations section on pages 18 through 37 of the prospectus.

Forward-Looking Statements

The discussion set forth below, as well as other portions of this supplement, contains forward-looking statements within the meaning of federal securities law. Words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “continue,” “predict,” or other similar words, identify forward-looking statements. Forward-looking statements include statements regarding our management’s intent, belief or current expectation about, among other things, trends affecting the markets in which we operate, our business, our financial condition and our growth strategies. Although we believe that the expectation reflected in these forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including, but not limited to, those risk factors set forth in our post-effective amendment to registration statement on Form S-1 filed with the Securities and Exchange Commission on January 5, 2006. Other factors not identified herein could also have such an effect. If any of these risk factors occur, they could have an adverse effect on our business, financial condition and results of operations. When considering forward-looking statements keep these risks in mind. These forward-looking statements are made as of the date of this filing. You should not place undo reliance on any forward-looking statement. We are not obligated to update forward-looking statements and will not update any forward-looking statements in this supplement to reflect future events or developments.

The following discussion should be read in conjunction with our unaudited consolidated financial statements and related notes and other financial data included elsewhere in this supplement. See also our audited consolidated financial statements and related notes for the year ended September 25, 2005, Selected Consolidated Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our prospectus.

Overview

We make consumer finance loans and provide other financial products and services through our branch offices in Georgia, Alabama, Louisiana and Florida. We sell retail merchandise, principally furniture, appliances and electronics, at certain of our branch office locations and operate three used automobile dealerships in the State of Georgia. We also offer insurance products, prepaid phone services and automobile club memberships to our loan customers.

We fund our consumer loan demand through a combination of cash collections from our consumer loans, proceeds raised from the sale of debentures and demand notes and loans from various banks and other financial institutions. Our consumer loan business consists of making, purchasing and servicing direct consumer loans, consumer sales finance contracts and motor vehicle installment sales contracts. Direct consumer loans generally serve individuals with limited access to other sources of consumer credit, such as banks, savings and loans, other consumer finance businesses and credit cards. Direct consumer loans are general loans made typically to people who need money for some unusual or unforeseen expense, for the purpose of paying off an accumulation of small debts or for the purchase of furniture and appliances. The following table sets forth certain information about the components of our finance receivables for the periods presented:

Description of Loans and Contracts
	As of, or for, the Three Months Ended June 25,		As of, or for, the Nine Months Ended June 25,
	2006	2005	2006	2005
Direct Consumer Loans:
Number of Loans Made to New Borrowers	5,830	6,988	16,088	19,051
Number of Loans Made to Former Borrowers	13,940	11,811	40,283	38,564
Number of Loans Made to Existing Borrowers	24,061	25,197	71,843	72,985
Total Number of Loans Made	43,831	43,996	128,214	130,600
Total Volume of Loans Made	$19,384,729	$24,205,397	$63,447,290	$64,914,687
Average Size of Loans Made	$442	$550	$495	$497
Number of Loans Outstanding	70,785	70,019	70,785	70,019
Total of Loans Outstanding*	$48,117,617	$46,103,780	$48,117,617	$46,103,780
Percent of Loans Outstanding	52.73%	54.45%	52.73%	54.45%
Average Balance on Outstanding Loans	$680	$658	$680	$658
Motor Vehicle Installment Sales Contracts:
Total Number of Contracts Made	204	188	755	602
Total Volume of Contracts Made	$3,911,406	$3,097,441	$13,558,754	$9,726,568
Average Size of Contracts Made	$19,174	$16,476	$17,959	$16,157
Number of Contracts Outstanding	2,615	2,322	2,615	2,322
Total of Contracts Outstanding*	$31,491,728	$29,155,062	$31,491,728	$29,155,062
Percent of Total Loans and Contracts	34.51%	34.43%	34.51%	34.43%
Average Balance on Outstanding Contracts	$12,043	$12,556	$12,043	$12,556

Consumer Sales Finance Contracts:
Number of Contracts Made to New Customers	25	104	99	200
Number of Loans Made to Former Customers	522	1,053	1,774	2,792
Number of Loans Made to Existing Customers	549	853	1,775	1,719
Total Contracts Made	1,096	2,010	3,648	4,711
Total Volume of Contracts Made	$295,308	$3,123,049	$9,657,198	$8,336,718
Number of Contracts Outstanding	6,298	5,334	6,298	5,334
Total of Contracts Outstanding*	$11,636,843	$9,410,055	$11,636,843	$9,410,055
Percent of Total Loans and Contracts	12.76%	11.12%	12.76%	11.12%
Average Balance of Outstanding Contracts	$1,848	$1,764	$1,848	$1,764

* Contracts outstanding are exclusive of the following aggregate amounts of bankrupt accounts: $5,230,980 as of June 25, 2006 and $4,498,016 as of June 25, 2005.

Below is a table showing our total gross outstanding finance receivables and bankrupt accounts:

	As of June 25,
	2006	2005
Total Loans and Contracts
Outstanding (gross):

Direct Consumer Loans	$48,117,617	$46,103,780
Motor Vehicle Installment	31,491,728	29,155,062
Consumer Sales Finance	11,636,843	9,410,055
Bankrupt Accounts	5,230,980	4,498,016

Total Gross Outstanding	$96,477,168	$89,166,913

Below is a roll-forward of the balance of each category of our outstanding finance receivables. Loans originated reflect the gross amount of loans made or purchased during the period presented inclusive of pre-computed interest, fees and insurance premiums. Collections represent cash receipts in the form of repayments made on our loans as reflected in our Consolidated Statements of Cash Flows. Refinancings represent the amount of the pay off of loans refinanced. Charge offs represent the gross amount of loans charged off as uncollectible (charge offs are shown net of non-file insurance receipts in our Allowance for Credit Losses). Rebates represent reductions to gross loan amounts of precomputed interest and insurance premiums resulting from loans refinanced and other loans paid off before maturity. Other adjustments primarily represent accounts transferred to and from the department that administers bankrupt accounts.

	For the Three Months Ended June 25,		For the Nine Months Ended June 25,
	2006	2005	2006	2005
Direct Consumer Loans:
Balance - beginning	$48,673,419	$40,859,321	$48,840,570	$38,281,888
Loans originated	19,384,729	24,205,397	63,447,290	64,914,687
Collections	(13,476,988)	(12,582,246)	(43,904,469)	(40,349,982)
Refinances	(4,156,597)	(4,374,910)	(12,279,235)	(11,696,705)
Charge offs	(968,977)	(614,282)	(3,559,814)	(2,005,669)
Rebates / other adjustments	(1,337,969)	(1,389,500)	(4,426,725)	(3,040,439)
Balance - end	$48,117,617	$46,103,780	$48,117,617	$46,103,780
Consumer Sales Finance Contracts:
Balance - beginning	$11,209,447	$8,755,672	$9,661,474	$7,240,653
Loans originated	2,956,308	3,123,049	9,657,196	8,336,718
Collections	(1,290,927)	(1,040,051)	(3,690,269)	(2,855,278)
Refinances	(771,826)	(879,205)	(2,573,118)	(2,082,967)
Charge offs	(104,305)	(175,475)	(293,632)	(332,772)
Rebates / other adjustments	(361,854)	(373,935)	(1,124,808)	(896,299)
Balance - end	$11,636,843	$9,410,055	$11,636,843	$9,410,055
Motor Vehicle Installment Sales Contracts:
Balance - beginning	$31,820,506	$29,667,215	$29,765,603	$30,557,683
Loans originated	3,911,406	3,097,441	13,558,754	9,726,568
Collections	(3,684,953)	(3,035,293)	(10,011,367)	(9,253,772)
Refinances	-	-	-	-
Charge offs	(254,371)	(319,975)	(853,175)	(1,007,365)
Rebates / other adjustments	(300,860)	(254,326)	(968,087)	(868,052)
Balance - end	$31,491,728	$29,155,062	$31,491,728	$29,155,062
Total Active Accounts:
Balance - beginning	$91,703,372	$79,282,208	$88,267,647	$76,080,224
Loans originated	26,252,443	30,425,887	86,663,240	82,977,973
Collections	(18,452,868)	(16,657,590)	(57,606,105)	(52,459,032)
Refinances	(4,928,423)	(5,254,115)	(14,852,353)	(13,779,672)
Charge offs	(1,327,653)	(1,109,732)	(4,706,621)	(3,345,806)
Rebates / other adjustments	(2,000,683)	(2,017,761)	(6,519,620)	(4,804,790)
Balance - end	$91,246,188	$84,668,897	$91,246,188	$84,668,897
Total Bankrupt Accounts:
Balance - beginning	$5,140,581	$4,211,150	$4,921,905	$3,531,667
Charge offs	(135,133)	(75,209)	(615,600)	(244,863)
Adjustments	225,532	362,075	924,675	1,211,212
Balance - end	$5,230,980	$4,498,016	$5,230,980	$4,498,016
Total Gross O/S Receivables	$96,477,168	$89,166,913	$96,477,168	$89,166,913

Below is a reconciliation of the amounts of the loans originated and repaid (collections) from the receivable roll-forward to the amounts shown in our Consolidated Statements of Cash Flows.

	Nine Months Ended June 25,
	2006	2005
Loans Originated:
Direct consumer loans	$63,447,290	$64,914,687
Consumer sales finance	9,657,196	8,336,718
Motor vehicle installment sales	13,558,754	9,726,568
Total gross loans originated	86,663,240	82,977,973
Non-cash items included in gross loans *	(22,826,532)	(21,401,208)
Loans originated - cash flows	$63,836,708	$61,576,765

Loans Repaid:
Collections
Direct consumer loans	$43,904,469	$40,349,982
Consumer sales finance	3,690,269	2,855,278
Motor vehicle installment sales	10,011,367	9,253,772
Loans repaid - cash flows	$57,606,105	$52,459,032

* Includes precomputed interest and fees (since these amounts are included in the gross amount of loans originated but are not advanced in the form of cash to customers) and refinanced loan balances (since there is no cash generated from the repayment of original loans refinanced).

Segments and Seasonality

We segment our business operations into the following two segments:

•	consumer finance and sales; and

•	automotive finance and sales.

The consumer finance and sales segment is comprised primarily of small consumer loans and sales of consumer goods such as furniture, appliances and electronics. We typically experience our strongest financial performance for the consumer finance and sales segment during the holiday season, which is our first fiscal quarter ending December 25.

The automotive finance and sales segment is comprised exclusively of used vehicle sales and their related financing. We typically experience our strongest financial performance for the automotive finance and sales segment during our second fiscal quarter ending March 25 when used car sales are the highest. Please refer to Note 13 in the “Notes to Consolidated Financial Statements” for a breakdown of our operations by segment.

Net Interest Margin

A principal component of our profitability is our net interest margin, which is the difference between the interest that we earn on finance receivables and the interest that we pay on borrowed funds. In some states, statutes regulate the interest rates that we may charge our customers, while, in other locations, competitive market conditions establish interest rates that we may charge. Differences also exist in the interest rates that we earn on the various components of our finance receivable portfolio.

Unlike our interest income, our interest expense is sensitive to general market interest rate fluctuations. These general market fluctuations directly impact our cost of funds. Our general limited ability to increase the interest rates earned on new and existing finance receivables restricts our ability to react to increases in our cost of funds. Accordingly, increases in market interest rates generally will narrow our interest rate spread and lower our profitability, while decreases in market interest rates generally will widen our interest rate spread and increase our profitability. Significant increases in market interest rates will likely result in a reduction in our liquidity and profitability and impair our ability to pay interest and principal on the debentures. See “Quantitative and Qualitative Disclosures About Market Risk” below.

The following table presents important data relating to our net interest margin:

	As of, or for, the Three Months Ended June 25,		As of, or for, the Nine Months Ended June 25,
	2006	2005	2006	2005

Average net finance receivables (1)	$83,213,456	$73,544,077	$83,935,336	$72,056,127
Average notes payable (2)	$87,274,939	$81,015,741	$87,409,885	$79,243,887

Interest income	$3,655,409	$3,948,600	$12,000,747	$10,903,294
Loan fee income	$1,041,114	$1,171,344	$2,987,796	$3,162,466
Total interest and fee income	$4,696,523	$5,119,944	$14,988,543	$14,065,760
Interest expense	$1,909,518	$1,599,700	$5,424,194	$4,686,549

Net interest income before provision for credit losses	$2,787,005	$3,520,244	$9,564,349	$9,379,211
Average interest rate earned (annualized)	22.6%	27.8%	23.8%	26.0%
Average interest rate paid (annualized)	8.8%	7.9%	8.3%	7.9%
Net interest rate spread (annualized)	13.8%	19.9%	15.5%	18.1%
Net interest margin (annualized) (3)	13.4%	19.1%	15.2%	17.4%

(1) Averages are computed using month-end balances of finance receivables (net of unearned interest/fees, unearned insurance commissions, and unearned discounts) during the period presented.
(2) Averages are computed using month-end balances of interest bearing debt during the period presented.
(3) Net interest margin represents net interest income (before provision for credit losses) divided by the average net finance receivables.

Analysis of Allowance for Credit Losses

An allowance for credit losses is maintained primarily to account for loans that are delinquent. The allowance is calculated based upon management’s estimate of the expected collectability of loans outstanding based upon a variety of factors, including, without limitation, periodic analysis of the loan portfolio, historic loan loss experience, borrowers’ ability to repay and collateral considerations. We maintain an allowance for credit losses at a level that we consider adequate to provide for probable losses based on historical ratios of charge-offs to average notes receivable.

The following table shows these ratios of charge offs to average notes receivable for the categories of our finance receivables. The average net finance receivables are computed using monthly balances, net of unearned interest, unearned insurance commissions and unearned discounts. Charge offs are shown at gross amounts as presented in the receivable roll-forward on page 6. Recoveries represent receipts from non-file insurance claims and cash recoveries.

	As of, or for, the Three Months Ended June 25,		As of, or for, the Nine Months Ended June 25,
	2006	2005	2006	2005
Direct Consumer Loans and Consumer
Sales Finance Contracts:

Average net finance receivables	$55,481,899	$46,406,445	$55,273,105	$50,813,650

Charge offs - direct consumer	$968,976	$614,282	$3,559,812	$2,005,669
Charge offs - consumer sales finance	$104,306	$175,475	$293,633	$332,772
Charge offs - bankruptcy	$135,133	$75,209	$615,600	$244,863
Total gross charge offs	$1,208,415	$864,966	$4,469,045	$2,583,304
Recoveries (all direct consumer)	$(741,963)	$(968,605)	$(2,122,204)	$(2,298,718)
Charge offs, net	$466,452	$(103,639)	$2,346,841	$284,586
Percent of net charge offs to average
receivables	0.8%	-0.2%	4.2%	0.6%

Motor Vehicle Installment Sales
Contracts:

Average outstanding finance receivables	$27,731,453	$24,919,180	$27,662,196	$28,483,671

Charge offs, gross	$254,370	$319,975	$853,175	$1,007,365
Recoveries	$-	$-	$-	$-
Charge offs, net	$254,370	$319,975	$853,175	$1,007,365
Percent of net charge offs to average
receivables	0.9%	1.3%	3.1%	3.5%

Total Receivables:

Average outstanding finance receivables	$83,213,352	$71,325,625	$82,935,301	$79,297,321

Charge offs, gross	$1,462,785	$1,184,941	$5,322,220	$3,590,669
Recoveries (all direct consumer)	$(741,963)	$(968,605)	$(2,122,204)	$(2,298,718)
Charge offs, net	$720,822	$216,336	$3,200,016	$1,291,951
Percent of net charge offs to average
receivables	0.9%	0.3%	3.9%	1.6%

As of June 25, 2006 and September 25, 2005, our allowance for credit losses was $2.8 million and $2.6 million, respectively. The growth in outstanding finance receivables was the primary reason for the increase in our allowance for credit losses.

Delinquency Information

Our delinquency levels reflect, among other factors, changes in the mix of loans in the portfolio, the quality of receivables, the success of collection efforts, bankruptcy trends and general economic conditions. The delinquency information in the following tables is computed on the basis of the amount past due in accordance with the original payment terms of the loan (contractual method). We use the contractual method for all external reporting purposes. Management closely monitors delinquency using this method to measure the quality of our loan portfolio and the probability of credit loss. We also use other tools, such as a recency report, which shows the date of the last full contractual payment received on the loan, to determine a particular customer’s willingness to pay. For example, if a delinquent customer has made a recent payment, we may decide to delay more serious collection measures, such as repossession of collateral. However, such a payment will not change the non-accrual status of the account until all of the principal and interest amounts contractually due are brought current (we receive one or more full contractual payments and the account is less than 60 days contractually delinquent), at which time we believe future payments are reasonably assured. Below is certain information relating to the delinquency status of each category of our receivables for the quarters ended June 25, 2006 and 2005:

	As of June 25, 2006
	Direct Consumer Sales	Consumer Sales Finance Contracts	Motor Vehicle Installment Sales Contracts	Bankruptcy Accounts	Total
Gross Loans and Contracts
Receivables	$48,117,617	$11,636,843	$31,491,728	$5,230,980	$96,477,168
Loans and Contracts 60 - 90 days
past due	$808,087	$180,531	$29,546	$150,581	$1,168,745
Percentage of Outstanding	1.7%	1.6%	0.1%	2.9%	1.2%
Loans and Contracts greater than
90 days past due	$9,477,754	$2,779,212	$7,243	$2,701,146	$14,965,355
Percentage of Outstanding	19.7%	23.9%	0.0%	51.6%	15.5%
Loans and Contracts greater than
60 days past due	$10,285,841	$2,959,743	$36,789	$2,851,727	$16,134,100
Percentage of Outstanding	21.4%	25.4%	0.1%	54.5%	16.7%

	As of June 25, 2005
	Direct Consumer Sales	Consumer Sales Finance Contracts	Motor Vehicle Installment Sales Contracts	Bankruptcy Accounts	Total
Gross Loans and Contracts
Receivables	$46,103,780	$9,410,055	$29,155,062	$4,498,016	$89,166,913
Loans and Contracts 60 - 90 days
past due	$582,628	$119,606	$48,344	$132,699	$883,277
Percentage of Outstanding	1.3%	1.3%	0.2%	3.0%	1.0%
Loans and Contracts greater than
90 days past due	$8,616,677	$2,128,314	$-	$2,535,514	$13,280,505
Percentage of Outstanding	18.7%	22.6%	0.0%	56.4%	14.9%
Loans and Contracts greater than
60 days past due	$9,199,305	$2,247,920	$48,344	$2,668,213	$14,163,782
Percentage of Outstanding	20.0%	23.9%	0.2%	59.3%	15.9%

Results of Operations

Comparison of Nine Months Ended June 25, 2006 and 2005

Net Revenues

Net revenues were $23.0 million and $23.0 million for the nine months ended June 25, 2006 and 2005, respectively. Net revenues were approximately the same as a result of the decreased loan volume during the third fiscal quarter of 2006. We experienced a slowing of growth in our outstanding finance receivables during our third fiscal quarter of 2006 due to our plan of limiting the size of loans originated in order to conserve cash reserves. This has impacted the interest, fees and other charges earned on customer’s loans. Retail sales and margins continue to exceed prior year levels, primarily resulting from increased sales and margins from the opening of our fourth car lot in May 2005. At the end of June 2006, we decided to close one of our two car lots in Bainbridge due to poor sales and operating losses.

Net Interest Income Before Provision for Credit Losses

Net interest income before provision for credit losses was $9.6 million and $9.4 million for the nine months ended June 25, 2006 and 2005, respectively. The increase was due primarily to the increase in loans originated over the same period last year (approximately 4%). During the first nine months of fiscal year 2006, gross interest income increased $0.9 million over the same period last year to $15.0 million. Interest expense was $5.4 million and $4.7 million for the nine-month periods ended June 25, 2006 and 2005, respectively. The increase in interest expense was due to the additional outstanding debt, primarily from the sale of debentures.

Provision for Credit Losses

Provision for credit losses was $3.3 million and $1.5 million for the nine months ended June 25, 2006 and 2005, respectively. Gross finance receivables charged off increased approximately $1.7 million over the previous year, while gross recoveries of charge offs decreased slightly. This increase is primarily a result of accounts charged off during the second quarter of 2006 related to our customers impacted by Hurricane Katrina plus additional provisions required to reserve our allowance for credit losses due to the increase in outstanding finance receivables. Bankruptcy reform legislation enacted in October 2005 is having a positive effect on our loan portfolio. After an increase of approximately $0.3 million in the first quarter of fiscal year 2006 over 2005, bankruptcy filings for the nine months of fiscal 2006 are $0.2 million less than the same period last year. We expect this downward trend to have a positive effect in the future on provisions for credit losses.

Insurance and Other Products

Income from commissions on insurance products and motor club memberships increased $1.3 million, to $10.1 million from $8.8 million for the nine months ended June 25, 2006 and 2005, respectively. This increase is consistent with our overall increase in income and loan volume during the first nine months of fiscal 2006. Other income decreased by $0.3 million from the same period last year. This decrease was primarily due to diminished late fees and tax service agreement income.

Gross Margin on Retail Sales

Gross margins on retail sales were $4.9 million and $4.3 million for the nine months ended June 25, 2006 and 2005, respectively. Gross margins in the automotive segment were up $0.9 million as a result of stronger sales (up $2.5 million over last year) due in part to the opening of our fourth car lot in May 2005. In June 2006, we closed one of our four car lots due to poor sales and operating losses. This will likely have a negative effect on future sales; however, we expect a positive effect on operating results since the overhead expense of this lot’s operation will be eliminated. In the consumer segment, sales increased slightly, however, margins were down $0.3 million to the same period last year.

Operating Expenses

Operating expenses were $22.4 million and $22.1 million for the nine months ended June 25, 2006 and 2005, respectively. Personnel expenses were up 9% over the same period last year primarily due to increases in salaries, health benefit related costs increases and in discretionary bonuses paid. Other operating expenses were down approximately 7% due to decreased level of spending for advertising, postage, and other solicitation costs as well as legal and accounting fees and costs.

Comparison of Three Months Ended June 25, 2006 and 2005

Net Revenues

Net revenues were $7.3 million and $7.9 million for the three months ended June 25, 2006 and 2005, respectively. Gross loan volume decreased from the same period for the prior year by approximately $4.1 million primarily as a result of our plan of limiting the size of loans originated. Although the number of loans made decreased only slightly, this impacted the corresponding interest, fees and related charges earned on customers’ loans.

Net Interest Income Before Provision for Credit Losses

Net interest income before provision for credit losses was $2.8 million and $3.5 million for the three months ended June 25, 2006 and 2005, respectively. The decrease was due primarily to the decrease in loan volume, as mentioned above. During the third quarter of fiscal year 2006, gross interest income was $4.7 million, a decrease of $0.4 million from the same period last year. Interest expense was $1.9 million and $1.6 million for the three-month periods ended June 25, 2006 and 2005, respectively. The increase in interest expense was due to the additional outstanding debt, primarily from the sale of debentures.

Provision for Credit Losses

Provision for credit losses was $0.7 million and $0.7 million for the three months ended June 25, 2006 and 2005, respectively. Finance receivables charged off, net of recoveries, increased approximately $0.3 million over the previous year.

Insurance and Other Products

Income from commissions on insurance products and motor club memberships increased $0.1 million to $3.3 million from $3.2 million for the three months ended June 25, 2006 and 2005, respectively. Other income was approximately the same from the same period last year.

Gross Margin on Retail Sales

Gross margins on retail sales were $1.4 million and $1.3 million for the three months ended June 25, 2006 and 2005, respectively. The increase in gross margins was a result of slightly higher sales in the automotive segment, up $0.4 million over the same period last year. Sales in the consumer segment were approximately the same while gross margins fell $0.1 million from the same three-month period last year.

Operating Expenses

Operating expenses were $7.2 million and $7.4 million for the three months ended June 25, 2006 and 2005, respectively. Although personnel expenses were up 4% over the same period last year primarily due to increases in salaries and health benefit related costs, other components of operating expenses decreased approximately $0.4 million from the three-month period last year. Legal and accounting costs and fees, as well as supply expense, postage and solicitation expenses were down from the same period last year.

Liquidity and Capital Resources

General

Liquidity is our ability to meet short-term financial obligations whether through collection of receivables, sales of Debentures and Demand Notes or by generating additional funds through sales of assets to our competitors (such as our finance receivables or vehicle inventory). Continued liquidity is, therefore, largely dependent on the collection of our receivables and the sale of debt securities that meet the investment requirements of the public. We believe the cash flow from our operations coupled with sales of the Debentures and Demand Notes will be sufficient to cover our liquidity needs and cash flow requirements during 2006.

Liquidity management refers to our ability to generate sufficient cash to fund the following primary uses of cash:

•	meet all of our debenture and demand note redemption obligations;

•	pay interest on all of our debentures and demand notes;

•	pay operating expenses; and

•	fund consumer finance loan demand and used automobile vehicle inventory.

The primary objective for liquidity management is to ensure that at all times we can meet the redemption obligations of our note holders. A secondary purpose of liquidity management is profit management. Because profit and liquidity are often conflicting objectives, we attempt to maximize our net interest margin by making adequate, but not excessive, liquidity provisions. To the extent we have adequate cash to meet our redemption obligations and pay interest to our note holders, we will use remaining cash to make consumer finance loans, purchase used automobile vehicle inventory and invest in other sources of potential revenues.

Changes in our liquidity position result from operating, investing and financing activities. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of our net income, including, without limitation, purchases of used automobiles, electronics, furnishings and other consumer goods for resale to our customers. The primary investing activities include consumer loan originations and purchases and collections on such consumer loans. Our financing activities focus almost entirely on the sale of Debentures and Demand Notes.

Cash and cash equivalents increased to $10.5 million at June 25, 2006 from $8.6 million at June 25, 2005. During the nine months ended June 25, 2006, cash and cash equivalents increased by $0.8 million. The primary sources of cash were proceeds, net of redemptions, from sales of debentures and demand notes ($4.1 million) by us and our subsidiary, The Money Tree of Georgia, Inc., reduced by repayments on senior debt, senior subordinated debt and debt to related parties of approximately $1.1 million. Cash provided by operating activities generated positive cash flow of $4.7 million, primarily from net income and non-cash adjustments to net income. The primary use of funds was increased amounts of loans made to our customers exceeding the repayments on loans by $6.2 million.

During 2006, we expect to continue to use a significant amount of net offering proceeds we raise from the sale of Debentures and Demand Notes to fund redemption obligations and pay interest on our securities. We will use any remaining net offering proceeds to fund our consumer loan demand, purchase used automobiles, open new branch office locations and to fund the other company activities.

Debentures and Demand Notes

During the nine months ended June 25, 2006, we and our subsidiary, The Money Tree of Georgia Inc., (1) received gross proceeds of $17.1 million from the sale of debentures, and (2) paid $8.8 million for redemption of debentures and $4.2 million for net redemptions of demand notes. As of June 25, 2006, we and this subsidiary had $77.2 million of debentures and $8.7 million of demand notes outstanding compared to $68.9 million of debentures and $12.9 million of demand notes outstanding, as of September 25, 2005.

Recent Accounting Pronouncements

Recent accounting pronouncements have been issued that may have a future effect on operations. Refer to note 3 to the unaudited consolidated financial statements for a discussion of these pronouncements and their possible effects.

Critical Accounting Policies

Our accounting and reporting policies conform with accounting principles generally accepted in the United States of America (GAAP) and predominant practice within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

We believe that the determination of our allowance for credit losses involves a higher degree of judgment and complexity than our other significant accounting policies. The Allowance for Credit Losses is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb estimated credit losses. Management’s determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, loss given default, the amounts and timing of expected future cash flows on impaired loans, and general amounts for historical loss experience. We also consider economic conditions, uncertainties in estimating losses and inherent risks in the loan portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management’s estimates, additional provisions for credit losses may be required that would adversely impact earnings in future periods.

Finance receivables are considered impaired, i.e. income recognition ceases, as a result of past-due status or a judgment by management that, although payments are current, such action is prudent. Finance receivables on which payments are past due 90 days or more are considered impaired unless they are well-secured and in the process of collection or renewal. Any losses incurred from finance receivables that are impaired are charged off at 180 days past due. Related accrued interest and fees are reversed against current period income.

When a loan is impaired, interest accrued but uncollected is generally reversed against interest income. Cash receipts on impaired loans are generally applied to reduce the unpaid principal balance.

We recognize deferred tax assets and liabilities for the future tax effects of temporary differences, net operating loss carry-forwards and tax credits. Deferred tax assets are subject to management’s judgment based upon available evidence that future realization is more likely than not. If management determines that we may be unable to realize all or part of net deferred tax assets in the future, a direct charge to income tax expense may be required to reduce the recorded value of the net deferred tax asset to the expected realizable amount.

We have not substantially changed any aspect of our overall approach in the application of the foregoing policies. There have been no material changes in assumptions or estimation techniques utilized as compared to previous years.

Impact of Inflation and General Economic Conditions

Although inflation has not had a material adverse effect on our financial condition or results of operations, increases in the inflation rate are generally associated with increased interest rates. A significant and sustained increase in the interest rates would likely unfavorably impact our profitability by reducing the interest rate spread between the rate of interest we receive on our customer loans and interest rates we pay to our note holders, banks and finance companies. Inflation may also negatively affect our operating expenses.

Quantitative and Qualitative Disclosures About Market Risk

Our profitability and financial performance are sensitive to changes in the U.S. Treasury yields and the spread between the effective rate of interest we receive on customer loans and the interest rates we pay on our borrowings. Our finance income is generally not sensitive to fluctuations in market interest rates. The primary exposure that we face is changes in interest rates on our borrowings. A substantial and sustained increase in market interest rates would likely adversely affect our growth and profitability since we will be required to increase the interest rates we pay to holders of debentures at the end of each interest adjustment period. We would also face pressure to increase interest rates on our demand notes to stay competitive. The overall objective of our interest rate risk management strategy is to mitigate the effects of changing interest rates on our interest expense through the utilization of short-term variable rate debt and medium and long term fixed rate debt. We have not entered into any derivative instruments to manage our interest rate risk. Please see Note 7 in the notes to our unaudited consolidated financial statements for information on our debt, including maturities and interest rates.

The Money Tree Inc. and Subsidiaries
Consolidated Balance Sheets

	June 25, 2006	September 25, 2005
	(Unaudited)
Assets

Cash and cash equivalents	$10,451,329	$9,618,557
Finance receivables, net	80,040,874	77,140,790
Other receivables	1,007,370	1,099,352
Employee receivables	2,764	5,465
Inventory	2,412,624	2,401,631
Property and equipment, net	4,746,606	4,849,775
Deferred income taxes	1,923,000	1,985,000
Intangible assets	1,404,701	1,410,019
Other assets	1,416,150	1,236,318
Total assets	$103,405,418	$99,746,907

Liabilities and Shareholders' Equity

Liabilities
Accounts payable and other accrued liabilities	$3,421,314	$4,409,495
Accrued interest payable	10,834,079	9,476,662
Senior debt	626,057	1,185,546
Senior subordinated debt	750,000	1,000,000
Variable rate subordinated debentures	77,217,472	68,904,753
Demand notes	8,681,881	12,867,207
Junior subordinated debt, related parties	440,000	800,000
Total liabilities	101,970,803	98,643,663

Shareholders' equity
Common stock:
Class A voting, no par value; 500,000 shares authorized, 2,686 shares issued and outstanding	1,677,647	1,677,647
Class B voting, no par value; 1,500,000 shares authorized, 26,860 shares issued and outstanding	-	-
Accumulated deficit	(243,032)	(574,403)
Total shareholders' equity	1,434,615	1,103,244
Total liabilities and shareholders' equity	$103,405,418	$99,746,907

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries
Consolidated Statements of Operations

	Three months ended June 25,		Nine months ended June 25,
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)

Interest income	$4,696,523	$5,119,944	$14,988,543	$14,065,760
Interest expense	(1,909,518)	(1,599,700)	(5,424,194)	(4,686,549)
Net interest income before provision for credit losses	2,787,005	3,520,244	9,564,349	9,379,211
Provision for credit losses	(707,543)	(666,690)	(3,330,519)	(1,514,731)
Net interest income after provision for credit losses	2,079,462	2,853,554	6,233,830	7,864,480
Insurance commissions	2,766,762	2,771,752	8,563,691	7,500,474
Commissions from motor club memberships from company owned by related parties	504,006	430,276	1,480,561	1,253,074
Income tax service agreement income from company owned by related parties	-	4,000	83,034	161,739
Other income	545,772	544,969	1,698,697	1,885,249
Net revenue before retail sales	5,896,002	6,604,551	18,059,813	18,665,016

Retail sales	4,024,054	3,559,271	14,041,922	11,202,353
Cost of sales	(2,658,475)	(2,219,192)	(9,116,980)	(6,905,888)
Gross margin on retail sales	1,365,579	1,340,079	4,924,942	4,296,465

Net revenues	7,261,581	7,944,630	22,984,755	22,961,481
Operating expenses
Personnel expense	(4,008,844)	(3,859,559)	(12,488,945)	(11,476,460)
Facilities expense	(911,394)	(908,735)	(2,880,332)	(2,688,104)
General and adminstrative expenses	(762,323)	(894,209)	(2,446,182)	(2,765,837)
Other operating expenses	(1,472,799)	(1,716,594)	(4,547,869)	(5,120,838)
Total operating expenses	(7,155,360)	(7,379,097)	(22,363,328)	(22,051,239)
Net operating income	106,221	565,533	621,427	910,242
Gain (loss) on sale of property and equipment	(13,687)	9,583	(28,649)	34,583

Income before income tax expense	92,534	575,116	592,778	944,825
Income tax expense	(45,125)	(200,938)	(261,407)	(283,853)

Net income	$47,409	$374,178	$331,371	$660,972

Net income per common share, basic and diluted	$1.60	$12.66	$11.22	$22.37

Weighted average shares outstanding	29,546	29,546	29,546	29,546

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries
Consolidated Statements of Cash Flows

Nine months ended June 25,	2006	2005
	(Unaudited)
Cash flows from operating activities
Net income	$331,371	$660,972
Adjustments to reconcile net income to net cash
provided by operating activities:
Provision for credit losses	3,330,519	1,514,731
Depreciation	715,179	666,641
Amortization	5,318	6,143
Deferred income taxes	62,000	(582,000)
Loss on sale of property and equipment	28,649	(34,583)
Change in assets and liabilities
Other receivables	91,982	2,476,069
Employee receivables	2,701	10,435
Inventory	(10,993)	(858,729)
Other assets	(179,832)	(439,809)
Accounts payable and other accrued liabilities	(988,181)	1,077,870
Accrued interest payable	1,357,417	1,290,365

Net cash provided by operating activities	4,746,130	5,788,105

Cash flows from investing activities
Loans originated	(63,836,708)	(61,576,765)
Loans repaid	57,606,105	52,459,032
Purchase of property and equipment	(767,264)	(1,023,143)
Proceeds from sale of property and equipment	126,605	55,730

Net cash used in investing activities	(6,871,262)	(10,085,146)

Cash flows from financing activities
Net proceeds (repayments) on:
Senior debt	(559,489)	(756,503)
Senior subordinated debt	(250,000)	(700,000)
Junior subordinated debt, related parties	(360,000)	-
Demand notes	(4,185,326)	695,703
Proceeds-variable rate subordinated debentures	17,069,535	13,293,672
Payments-variable rate subordinated debentures	(8,756,816)	(7,996,399)
Net cash provided by financing activities	2,957,904	4,536,473

Net change in cash and cash equivalents	832,772	239,432

Cash and cash equivalents, beginning of period	9,618,557	8,373,114
Cash and cash equivalents, end of period	$10,451,329	$8,612,546

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries
Consolidated Statements of Cash Flows (continued)

Nine months ended June 25,	2006	2005
	(Unaudited)

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION:

Cash paid during the period for:
Interest	$4,066,777	$3,396,184
Income taxes	$1,228,332	$356,560

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 1 - BASIS OF PRESENTATION

The consolidated financial statements of The Money Tree Inc., a Georgia corporation (the “Parent”) and subsidiaries (collectively with the Parent, the “Company”) included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the United States Securities and Exchange Commission. Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been omitted.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries after eliminating all significant intercompany transactions and reflect all normal, recurring adjustments which are, in the opinion of management, necessary to present a fair statement of the results of operations of the Company in conformity with accounting principles generally accepted in the United States for the interim periods reported. The results of operations for the three months and nine months ended June 25, 2006 and 2005 are not necessarily indicative of the results for the full fiscal year.

In the Company’s year-ended September 25, 2005 financial reporting process, a misstatement was identified that affected the Company’s financial statements for each of the three months ended December 25, 2004, March 25, 2005, and June 25, 2005, which financial statements were included in amendments to the Company’s S-1 registration statements during its registration with the Securities and Exchange Commission. To correct this misstatement, the Company increased net income in its financial statements for the three months ended December 25, 2004, March 25, 2005, and June 25, 2005 by $113,601, $90,097, and $94,015, respectively. The adjusted financial statements for the three months and nine months ended June 25, 2005 are included in this Form 10-Q.

NOTE 2 - NATURE OF BUSINESS

The Company’s business consists of: the operation of finance company offices in 103 locations throughout Georgia, Alabama, Louisiana and Florida; sales of retail merchandise (principally furniture, appliances, and electronics) at certain finance company locations; and the operation of three used automobile dealerships in the State of Georgia. The Company also earns revenues from commissions on premiums written for certain insurance products, when requested by loan customers, as an agent for a non-affiliated insurance company. Revenues are also generated from commissions on the sales of prepaid phone service and automobile club memberships.

The Company’s loan portfolio consists of sales finance loan receivables and direct consumer loan receivables. Sales finance loan receivables consist principally of retail installment sale contracts collateralized by used automobiles and consumer goods which are initiated by automobile dealerships and consumer good stores, subject to credit approval, in the locations where the Company operates offices. Direct loan receivables are loans originated directly to customers.

The Money Tree Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 3 - RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the Accounting Standards Executive Committee of the AICPA issued Statement of Position 03-3 (SOP), Accounting for Certain Loans or Debt Securities Acquired in a Transfer. Statement of Position 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. This SOP does not apply to loans originated by the entity. This SOP limits the yield that may be accreted (accretable yield) to the excess of the investor’s estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the investor’s initial investment in the loan. This SOP requires that the excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) not be recognized as an adjustment of yield loss accrual, or valuation allowance. This SOP prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. This SOP became effective for our company as of September 26, 2005 and has not had a material impact on results of operations or financial condition.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“SFAS No. 153”). SFAS No. 153 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged.  APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB Opinion No. 29”), provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB Opinion No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception of exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 became effective for our Company as of September 26, 2005. There were no significant nonmonetary exchange transactions recorded in the nine months ended June 25, 2006. The Company will apply the requirements of SFAS No. 153 on any future nonmonetary exchange transactions.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”.  SFAS 154 requires retroactive application of a voluntary change in accounting principle to prior period financial statements unless it is impracticable.  SFAS No. 154 also requires that a change in method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle.  SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”.  SFAS No. 154 is effective for fiscal years beginning after December 15, 2005.  The Company does not expect the adoption of the provisions of SFAS No. 154 to have a material impact on its results of operations or financial condition.

In December 2004, the FASB revised SFAS No. 123, “Accounting for Stock-based Compensation” to require all companies to expense the fair value of employee stock options. SFAS 123R is effective for the first period beginning after December 15, 2005. This pronouncement is not expected to have a material impact on the Company’s financial position or results of operations.

The Money Tree Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 4 - FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

Finance receivables consisted of the following:
	June 25, 2006	September 25, 2005
	(Unaudited)

Finance receivables, direct consumer	$53,348,597	$53,762,475
Finance receivables, consumer sales finance	11,636,843	9,661,474
Finance receivables, auto sales finance	31,491,728	29,765,603
Total gross finance receivables	96,477,168	93,189,552
Unearned insurance commissions	(3,430,368)	(3,741,947)
Unearned finance charges	(11,363,387)	(10,715,230)
Accrued interest receivable	1,130,400	1,180,436
Unearned discounts	(9,475)	(140,207)
Finance receivables, before allowance for credit losses	82,804,338	79,772,604
Allowance for credit losses	(2,763,464)	(2,631,814)
Finance receivables, net	$80,040,874	$77,140,790

An analysis of the allowance for credit losses is as follows:

	As of and for the	As of and for the	As of and for the
	nine months ended	year ended	nine months ended
	June 25, 2006	September 25, 2005	June 25, 2005
	(Unaudited)		(Unaudited)

Beginning balance	$2,631,814	$2,055,402	$2,055,402

Provisions for credit losses	3,330,519	2,767,868	1,514,731

Charge-offs	(3,315,487)	(2,300,592)	(1,361,553)

Recoveries	115,471	104,404	69,602

Other	1,147	4,732	(17,071)

Ending balance	$2,763,464	$2,631,814	$2,261,111

The Money Tree Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 5 - INVENTORY

Inventory consisted of the following:

	June 25, 2006	September 25, 2005
	(Unaudited)

Used automobiles	$1,915,065	$1,900,894
Home furnishings and electronics	497,559	500,737
Total inventory	$2,412,624	$2,401,631

NOTE 6 - ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities consisted of the following:

	June 25, 2006	September 25, 2005
	(Unaudited)

Accounts payable	$148,072	$182,994
Insurance payable, loan related	616,753	751,317
Accrued payroll	521,356	578,370
Accrued payroll taxes	40,650	44,560
Money orders	683,158	823,585
Sales tax payable	1,257,131	1,118,648
Other liabilities	154,194	910,021
Total accounts payable and other accrued liabilities	$3,421,314	$4,409,495

The Money Tree Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 7 - DEBT

Debt consisted of the following:

	June 25, 2006	September 25, 2005
	(Unaudited)
Senior debt: due to banks and commercial finance companies, collateralized by inventory and certain automotive equipment, and certain notes include personal guarantees of a shareholder, interest at 4.49% to 8.25% (some variable), due 2006 to 2019. The carrying values of the collateral at June 25, 2006 and September 25, 2005 were $2,762,813 and $2,960,186, respectively.	$626,057	$1,185,546

Total senior debt	626,057	1,185,546

Senior subordinated debt: due to credit insurance company, unsecured, guaranteed by a Company shareholder, interest at prime (8.0% and 4.5% at June 25, 2006 and September 25, 2005, respectively) plus 1% (8% floor, 12% ceiling), interest payable quarterly, principal due August 5, 2007.	750,000	1,000,000

Total senior subordinated debt	750,000	1,000,000

The Money Tree Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 7 - DEBT (continued)

	June 25, 2006	September 25, 2005
	(Unaudited)
Variable rate subordinated debentures issued by The Money Tree of Georgia Inc.: due to individuals, unsecured, interest at 4.25% to 9.6%, due at various dates through 2009.	67,017,025	68,904,753

Variable rate subordinated debentures issued by The Money Tree Inc.: due to individuals, unsecured, interest at 6.0% to 8.7%, due at various dates through 2010.	10,200,447	-

Total subordinated debentures	77,217,472	68,904,753

Demand notes issued by The Money Tree of Georgia Inc.: due to individuals, unsecured, interest at 4.25% to 5.0%, due on demand.	2,813,343	12,867,207

Demand notes issued by The Money Tree Inc.: due to individuals, unsecured, interest at 4.25% to 5.0%, due on demand.	5,868,538	-

Total demand notes	8,681,881	12,867,207

Junior subordinated debt, related parties: due to a shareholder, interest rate at 8%. The balance was paid in April 2006.	-	300,000

Junior subordinated debt, related parties: due to a shareholder, interest rate at 8% due June 28, 2008.	440,000	500,000

Total junior subordinated debt, related parties	440,000	800,000

Total debt	$87,715,410	$84,757,506

Effective December 25, 2005, the Company terminated the sale of debentures and demand notes through its subsidiary, The Money Tree of Georgia Inc. and commenced the sale of debentures and demand notes from the Parent company (see Note 14). Since many investors make periodic deposits to the demand notes, some chose to redeem the demand notes from The Money Tree of Georgia Inc. and establish demand notes from The Money Tree Inc. to avoid having multiple accounts.

NOTE 8 - INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Statement No. 109 (FAS 109); accordingly deferred income taxes are provided at the enacted marginal rates on the difference between the financial statement and income taxes bases of assets and liabilities. Deferred income tax provisions or benefits are based on the change in the deferred tax assets and liabilities from period to period.

The Money Tree Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 9 - RELATED PARTY TRANSACTIONS

Martin Family Group, LLLP, of which the Company’s founder and former CEO is a limited partner and the Company’s President is the President of the entity which is the managing general partner, owns the real estate of thirteen branch offices, two used car lots, and the Company’s principal executive offices. The Company has entered into lease agreements whereby rent is paid monthly for use of these locations. In addition, Martin Sublease LLC, of which the Company’s President is the President of the company which ultimately controls Martin Sublease LLC, leases, and then subleases to the Company, another 55 branch office locations and two used car lots for amounts greater than are paid in the underlying leases. This spread is generally to cover property operating cost or improvements made directly by these entities. In the opinion of Management, rates paid for these are comparable to those obtained from third parties. Total rents paid were $1,676,160 and $1,566,019 for the nine months and $562,814 and $546,885 for the three months ended June 25, 2006 and 2005, respectively and are included in operating expense on the Accompanying Unaudited Consolidated Statement of Income.

The Company receives commissions from sales of motor club memberships from an entity, owned by the Company’s founder and former CEO and his three children (including the Company President), pursuant to an Agency Sales Agreement. Commissions earned on the sale of these memberships were $1,480,561 and $1,253,074 for the nine months and $504,006 and $430,276 for the three months ended June 25, 2006 and 2005, respectively.

The Company receives income tax service agreement income, pursuant to a service agreement, from an entity owned by the Company’s founder and former CEO and two other officers of the Company. Tax service agreement income was $83,034 and $161,739 for the nine months and $-0- and $4,000 for the three months ended June 25, 2006 and 2005, respectively.

The Company also engages from time to time in other transactions with related parties. Refer to the “Related Party Transactions” disclosure in the notes to the Company’s Consolidated Financial Statements as of and for the year ended September 25, 2005.

NOTE 10- CONTINGENT LIABILITIES

The Company is a party to litigation arising in the normal course of business. With respect to all such lawsuits, claims, and proceedings, the Company establishes reserves when it is probable a liability has been incurred and the amount can reasonably be estimated. In the opinion of management, the resolution of such matters will not have a material effect on the financial statements.

NOTE 11 - DISCRETIONARY BONUSES

From time to time, the Company pays discretionary bonuses to its employees. The amount of these bonuses charged to operating expenses was $1,597,280 and $1,438,439 for the nine months and $424,669 and $457,716 for the three months ended June 25, 2006 and 2005, respectively.

The Money Tree Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 12 - NET INCOME PER COMMON SHARE

Net income per share is computed based upon weighted-average common shares outstanding. The basic weighted-average shares have been restated for stock splits affected in the form of stock dividends for the three and nine months ended June 25, 2006 and 2005. There are no potentially dilutive securities issued or outstanding.

NOTE 13 - SEGMENT FINANCIAL INFORMATION

Statement of Financial Accounting Standards No. 131, “Disclosure about Segments of an Enterprise and Related Information” (SFAS 131), requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance.

The Company has two reportable segments: Consumer Finance and Sales, and Automotive Finance and Sales.

Consumer finance and sales segment

This segment is comprised of original core operations of the Company: the small consumer loan business in the four states in which the Company operates. The 103 offices that make up this segment are similar in size and in the market they serve. All, with few exceptions, offer consumer goods for sale acting as an agent for another subsidiary of the Company, Home Furniture Mart Inc., which is aggregated in this segment since its sales are generated through these finance offices. This segment is structured with branch management reporting through a regional management level to an operational manager and ultimately to the chief operating decision maker.

Automotive finance and sales segment

This segment is comprised of three used automobile sales locations and offers financing in conjunction with these sales. These locations target similar customers in the Bainbridge, GA, Columbus, GA and Dublin, GA markets and surrounding areas who generally cannot qualify for traditional financing. The sales and the financing organizations are aggregated in the segment. A general manager is responsible for sales and finance administration at each of the locations and reports to an operational manager and ultimately to the chief operating decision maker.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies. Performance is measured by various factors such as segment profit, loan volumes and delinquency and loss management. All corporate expenses are allocated to the segments. Provision for income taxes are not allocated to segments.

The Money Tree Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Nine months ended	Consumer Finance	Automotive Finance	Total
June 25, 2006	& Sales Division	& Sales Division	Segments
In Thousands	(Unaudited)

Net revenues before retail sales	$17,859	$201	$18,060

Gross margin on retail sales	1,933	2,992	4,925

Segment operating expenses	(18,914)	(3,450)	(22,364)
Segment operating profit (loss)	$878	$(257)	$621

June 25, 2006
In Thousands
Assets
Total segment assets	$64,788	$29,335	$94,123

RECONCILIATION:			6/25/2006
			(Thousands)
Assets:
Total assets for reportable segments			$94,123

Cash and cash equivalents at corporate level			3,580
Other receivables at corporate level			1,007
Employee receivables at corporate level			3
Property and equipment, net at corporate level			1,353
Deferred income taxes at corporate level			1,923
Other assets at corporate level			1,416
Consolidated Assets			$103,405

The Money Tree Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Nine months ended	Consumer Finance	Automotive Finance	Total
June 25, 2005	& Sales Division	& Sales Division	Segments
In Thousands	(Unaudited)

Net revenues before retail sales	$17,865	$800	$18,665

Gross margin on retail sales	2,167	2,129	4,296

Segment operating expenses	(19,053)	(2,998)	(22,051)
Segment operating profit (loss)	$979	$(69)	$910

June 25, 2005
In Thousands
Assets
Total segment assets	$60,545	$28,856	$89,401

RECONCILIATION:			6/25/2005
			(Thousands)
Assets:
Total assets for reportable segments			$89,401

Cash and cash equivalents at corporate level			68
Other receivables at corporate level			2,428
Employee receivables at corporate level			8
Property and equipment, net at corporate level			1,374
Deferred income taxes at corporate level			1,842
Other assets at corporate level			1,209
Consolidated Assets			$96,330

The Money Tree Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Three months ended	Consumer Finance	Automotive Finance	Total
June 25, 2006	& Sales Division	& Sales Division	Segments
In Thousands	(Unaudited)

Net revenues before retail sales	$5,983	$(87)	$5,896

Gross margin on retail sales	572	794	1,366

Segment operating expenses	(6,129)	(1,027)	(7,156)
Segment operating profit (loss)	$426	$(320)	$106

June 25, 2006
In Thousands
Assets
Total segment assets	$64,788	$29,335	$94,123

RECONCILIATION:			6/25/2006
			(Thousands)
Assets:
Total assets for reportable segments			$94,123

Cash and cash equivalents at corporate level			3,580
Other receivables at corporate level			1,007
Employee receivables at corporate level			3
Property and equipment, net at corporate level			1,353
Deferred income taxes at corporate level			1,923
Other assets at corporate level			1,416
Consolidated Assets			$103,405

The Money Tree Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Three months ended	Consumer Finance	Automotive Finance	Total
June 25, 2005	& Sales Division	& Sales Division	Segments
In Thousands	(Unaudited)

Net revenues before retail sales	$6,108	$497	$6,605

Gross margin on retail sales	688	652	1,340

Segment operating expenses	(6,453)	(926)	(7,379)
Segment operating profit	$343	$223	$566

June 25, 2005
In Thousands
Assets
Total segment assets	$60,545	$28,856	$89,401

RECONCILIATION:			6/25/2005
			(Thousands)
Assets:
Total assets for reportable segments			$89,401

Cash and cash equivalents at corporate level			68
Other receivables at corporate level			2,428
Employee receivables at corporate level			8
Property and equipment, net at corporate level			1,374
Deferred income taxes at corporate level			1,842
Other assets at corporate level			1,209
Consolidated Assets			$96,330

The Money Tree Inc. and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 14 - DEBT REGISTRATIONS

The Money Tree Inc. has registered with the Securities and Exchange Commission on Form S-1 Registration Statements (1) $75,000,000 of Series A Variable Rate Subordinated Debentures (Commission File No. 333-122531) and (2) $35,000,000 of Subordinated Demand Notes (Commission File No. 333-122533). These Registration Statements were declared effective on November 4, 2005. We have also registered these securities with the state regulatory authorities in the States of Georgia, Florida and Louisiana.

NOTE 15 - VOTING COMMON STOCK SALE

On December 30, 2005, Vance R. Martin, founder and former Chief Executive Officer of The Money Tree Inc., sold and transferred 1,475 shares of voting common stock (55% of the outstanding shares) to the Vance Rudolph Martin Defective Grantor Trust u/t/a dated December 28, 2005. W. Derek Martin, President of The Money Tree Inc. and son of Vance R. Martin, serves as the sole trustee of the trust and, accordingly, has the power to vote the shares held by the trust. Vance R. Martin retained ownership of the remaining 1,211 shares of voting common stock (45% of the outstanding shares).